

Luis Gómez Sanchez · 3rd

Presidente del Consejo de ViiT Health Inc. en ViiT Health Director General de SolexVintel

Álvaro Obregón, Mexico City, Mexico · **Contact info**

69 connections

 ViiT Health

 Harvard Business School

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Experience



Presidente del Consejo de ViiT Health Inc.
ViiT Health · Part-time
Jun 2021 – Present · 4 mos
Mexico



Director General Solexvintel
SolexVintel · Part-time
Aug 2013 – Present · 8 yrs 2 mos
Ciudad de México y alrededores, México



Vicepresidente Latinoamerica
Walmart · Full-time
Jan 2012 – Jul 2013 · 1 yr 7 mos
México

Director de Asuntos gubernamentales. Director Corporativo para México y Centro América. Representante ante ANTAD. Presidente de la Fundación Walmart. Director de Sostenibilidad. Comunicación Corporativa.



Consultor
V&V México · Full-time
Oct 2010 – Oct 2011 · 1 yr 1 mo
México

Consultor en gestión de proyectos estratégicos de inversión y facilitación gubernamental.



Director de Asuntos Corporativos
Daimler Chi · Full-time
1998 – 2009 · 11 yrs
México

Director de Relaciones Gubernamentales. Director Jurídico. Director de Comunicación Corporativa. Presidente de la Fundación Daimler Chrysler. Miembro y Secretario del Consejo Consultivo. Miembro y Secretario del Consejo de Administración. Fundador del Consejo de Empresas Globales (CEEG). Presidente de la Asociación de Abogados Generales de Empresa.

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Education



Harvard Business School
Advanced Management Program- AMP, Administración y gestión de empresas, general
2002 – 2002



IPADE Business School
AD-2, Administración y gestión de empresas, general
1998 – 1999



Harvard Law School
Maestría en Derecho Internacional
1988 – 1989

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Skills & endorsements

Derecho

Espíritu empresarial

Gestión empresarial

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Accomplishments

2 **Honors & Awards** ⌄
Beca • Magna Cum Laude

1 **Publication** ⌄
Desarrollo de un B.A.T.N.A. para México como Nación Deudora. Un Complemento Fundamental en la
postura de negociación de la Deuda Externa de México

Interests

 **IPADE Business School**
76,340 followers

 **Universidad Panamericana**
86,063 followers

 **ViiT Health**
8 followers

 **Harvard Business School**
1,641,353 followers

 **Harvard Law School**
163,027 followers

 **SolexVintel**
35 followers